[ELECTROPURE, INC. LETTERHEAD]

[As Originally Drafted June 23, 2005;

Faxed October 17, 2005; Amended October 18, 2005]

October 18, 2005

Tangela S. Richter, Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0405

Re:        Electropure, Inc.

             Preliminary Information Statement on Schedule 14C

             Filed May 16, 2005

             File No. 0-16416

Dear Branch Chief Richter:

This correspondence is intended to respond to the Staff's Comment Letters dated June 8, 2005 and June 14, 2005. The responses have been numbered to correspond to the Comment numbers in the respective Comment Letters.

Comment Letter dated June 8, 2005

Information Statement, page 3

            1.        The Company's submission of Schedule 14C to the Securities and Exchange Commission on May 16, 2005, included a section beginning on page 3 entitled "Summary Term Sheet." The Company was of the belief that the information provided in the referenced section included all of the information required by Item 14 of Schedule 14A as it pertains to the transaction described. As the Staff's Comment correctly notes, however, the Company's filing did not include historical financial statements or pro forma financial statements.

We understand and appreciate the Staff's interpretation on the matter of our financial statements being a requirement of the filing. It remains true, however, that the Company has been financially unable to pay for the audit of its financial records for the fiscal year ended October 31, 2004, as well as the subsequent quarterly periods ended January 31, 2005 and April 30, 2005. We are looking for every avenue to secure the monies necessary to conduct the audit and quarterly reviews, but no assurances can be given that we will be able to raise the required amount. In addition, without additional funding the Company will be unable to survive for the time it will take to complete an audit and will be forced to close down. Should that occur, any value that the Company currently holds in its assets could be significantly diminished or even completely lost.

The intent of the Company was to complete the sale of the assets of its Electropure EDI subsidiary to Snowpure, LLC and generate sufficient working capital to conduct the necessary financial audit and reviews and to then focus every effort on our Micro Imaging Technology, which we believe could generate significantly more value for our shareholders than the EDI operation ever could.

As had been disclosed in the Schedule 14C, our majority shareholder, Anthony M. Frank, together with his two children collectively hold a majority of the voting control in the Company and have consented to the sale of the EDI assets. Mr. Frank and his family are very familiar with the financial condition of the Company, particularly since Mr. Frank has been providing loans to the Company for the past several years in an effort to assist in its survival. Since by operation of their current equity interests, Mr. Frank and his family have ultimate authority to approve of the sale of the EDI assets, the preparation and filing of the Company's financials as a prerequisite to concluding the sale would have no effect on the rights of the remaining shareholders. The preparation of such financial reports, alternatively, would impose a financial burden on the Company and could jeopardize the sale in its entirety if the buyer is unable or unwilling to wait or if the Company cannot raise sufficient capital to survive.

Additional Information, page 15

            2.        The Company is actively seeking financing to fund the fees required to perform an audit of its financial statements for the fiscal year ended October

                       31, 2004. Following such audit, the Company will also expend the fees necessary to perform a review of its quarterly reports for the periods ended

                       January 31, 2005 and April 30, 2005. We are hopeful that monies will become available soon to accomplish these goals, but we are unable to provide any assurances at this time as to when or whether the necessary financing can be obtained in a timely manner or at all.

Comment Letter dated June 14, 2005

Purpose of the Transaction, page 5

            1.        The transaction in question is not intended to be nor does it meet the criteria or a "going private" transaction as defined in paragraph (a)(3) of Rule

                       13e-3 for the following reasons:

                        *    It is the Company's understanding that there are currently over 300 holders of record of the Company's securities. The terms of the EDI asset sale do not contemplate any transfer of any class of equity securities of the issuer. Consequently, were the transaction to occur tomorrow,

                              no shares would change hands and there would continue to be over 300 holders of the Company's securities.

                        *    The Company's securities have not been listed on a national securities exchange nor have they been quoted on an inter-dealer quotation system of any registered national securities association since 1991. The securities of Electropure are currently traded in the pink sheets. Consequently,

                              the effect of the transaction cannon cause the Company's securities to be delisted from a national securities exchange or not quoted on an inter-

                              dealer quotation system.

                        *    It is the Company's position that Mr. Snow, the principal of the proposed buyer (SnowPure, LLC), does not meet the definition of "affiliate"

                              since he does not maintain any direct or indirect control of the issuer. Mr. Snow resigned as Vice President and Chief Operating Officer in

                              August 2004, well before the agreement for sale of the EDI assets was struck. It is further the position of the Company that Mr. Snow, even as an officer of Electropure, was not vested with any policy-making authority and certainly does not maintain as such authority at this juncture.

[Updated October 18, 2005]

FUTURE FILINGS

        Future filings will contain information on Controls and Procedures which will conform with the rules and regulations. As an example, the following language, which is true as of July 31, 2005, will be used in all future filings if it is determined that the Company's controls and procedures are adequate and that no changes will be made to those procedures during a given period:

        "As required by Rule 13a-15 under the Exchange Act, we have carried out an evaluation of the effectiveness of the design and operation of our company's disclosure controls and procedures as at July 31, 2005. This evaluation was carried out under the supervision and with the participation of our company's Principal Executive Officer and Acting Chief Financial Officer. Based upon that evaluation, our Principal Executive Officer and Chief Financial Officer concluded that our company's disclosure controls and procedures are effective. There have been no significant changes in our company's internal controls or in other factors, which could significantly affect internal controls during the quarter ended July 31, 2005.

        Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our company's reports filed under the Exchange Act is accumulated and communicated to management, including our company's Principal Executive Officer and Acting Chief Financial Officer as appropriate, to allow timely decisions regarding required disclosure."

In addition, future filings will contain updated certifications as follows:

Revised Certification (sample)

Exhibit 31.1

I, Floyd Panning, Chief Executive Officer of Electropure, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Electropure, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the small business issuer and have:

        (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

        (b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

        (c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

        (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

        (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Exhibit 32.1

Certification pursuant to 18 U.S.C. Section 1350,

As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the filing of the Quarterly Report on Form 10-QSB for the period ended _____________________ (the "Report") by Electropure, Inc., ("Registrant"), each of the undersigned hereby certifies that, to his knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Registrant as of and for the periods presented in the Report.

    If you have any questions, please feel free to contact me at any time.

Very truly yours,

/s/ Floyd H. Panning

Floyd H. Panning

President